UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G A
(Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
(Amendment No. 1)
MEDALLION FINANCIAL CORP.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
583928106
(CUSIP Number)
July 3, 2003
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

?	Rule 13d-1(b)

?	Rule 13d-1(c)

?	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1

Name of Reporting Person
JMP Asset Management LLC

IRS Identification No. of Above Person
94-3342119
2
Check the Appropriate Box if a member of a Group
(a)  ?

(b)  ?
3

SEC USE ONLY

4

Citizenship or Place of Organization
Delaware
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
5

Sole Voting Power
617,100

6

Shared Voting Power
0

7

Sole Dispositive Power
617,100

8

Shared Dispositive Power
0
9

Aggregate Amount Beneficially Owned by Each
Reporting Person
617,100
10

Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares
?
11

Percent of Class Represented by Amount in Row 9
3.3%
12

Type of Reporting Person
IA




1

Name of Reporting Person
Joseph A. Jolson

IRS Identification No. of Above Person

2
Check the Appropriate Box if a member of a Group
(a)  ?

(b)  ?
3

SEC USE ONLY

4

Citizenship or Place of Organization
U.S.A.
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
5

Sole Voting Power
743,000

6

Shared Voting Power
0

7

Sole Dispositive Power
743,000

8

Shared Dispositive Power
0
9

Aggregate Amount Beneficially Owned by Each
Reporting Person
743,000
10

Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares
?
11

Percent of Class Represented by Amount in Row 9
4.1%
12

Type of Reporting Person
IN




Item 1(a).	Name of Issuer:
Medallion Financial Corp.
Item 1(b).	Address of Issuer's Principal Executive Offices:
437 Madison Avenue
New York, NY  10022
Item 2(a).	Names of Persons Filing:
JMP Asset Management LLC; Joseph A. Jolson
Item 2(b).	Address of Principal Business Office or, if none,
Residence:
The business address of each reporting person is One
Embarcadero Center, Suite 2100, San Francisco, CA  94111.
Item 2(c).	Citizenship:
Reference is made to Item 4 of the cover pages of this
Schedule 13G, which Items are incorporated by reference herein.
Item 2(d).	Title of Class of Securities:
Common Stock, $).01 par value
Item 2(e).	CUSIP Number:
583928106
Item 3.	Type of Reporting Person.
If this statement is filed pursuant to Rule
13d-1(b) or Rule 13d-2(b) or (c), check whether
the person filing is a:
(a)	? Broker or dealer registered under section
15 of the Exchange Act.
(b)	? Bank as defined in section 3(a)(6) of the
Exchange Act.
(c)	? Insurance company as defined in section
3(a)(19) of the Exchange Act.
(d)	? Investment company registered under section
8 of the Investment Company Act of 1940 .
(e)	? An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	? An employee benefit plan or endowment fund
in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	? A parent holding company or control person
in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	? A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act;
(i)	? A church plan that is excluded from the
definition of an investment company under
section 3(c)(14) of the Investment Company
Act of 1940 ;
(j)	? Group, in accordance with Rule
13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Reference is hereby made to Items 5-9 and 11 of each
of the cover pages to this Schedule 13GA, which Items are incorporated by reference herein.
JMP Asset Management LLC and Joseph A. Jolson are
filing this Schedule 13GA because, as the investment adviser of one or more investment partnerships and/or one or more client accounts that beneficially hold the securities reflected on
Items 5-9 and 11 of the cover page of this Schedule 13GA (the "Securities"), JMP Asset Management LLC and Joseph A. Jolson
have each, respectively, been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.
Under the definition of "beneficial ownership" in Rule
13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and/or shareholders of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person.
JMP Asset Management LLC and Joseph A. Jolson are
filing this Schedule 13GA because, as the investment adviser of one or more investment partnerships and/or one or more client accounts that beneficially hold the securities reflected on
Items 5-9 and 11 of the cover page of this Schedule 13GA (the "Securities"), JMP Asset Management LLC and Joseph A. Jolson
have each, respectively, been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.
Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the
Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the
Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  July 3, 2003

JMP ASSET MANAGEMENT LLC
By:
Its: Manager
By:


Its:




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 2003




JOSEPH A. JOLSON





EXHIBIT INDEX
Exhibit A	Joint Filing Undertaking	Page 9



EXHIBIT A
JOINT FILING UNDERTAKING
The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13GA to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.
Dated:  July 3, 2003

JMP ASSET MANAGEMENT LLC
By:
Its: Manager
By:


Its:

Dated:  July 3, 2003




JOSEPH A. JOLSON









( . . . continued)
(continued . . . )

CUSIP No. 583928106	SCHEDULE 13G	Page 12 of 9